Exhibit 99.1

13 June 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

MTD201 Development Plan

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that it has finalised the development plan for its key MTD201 Q-Octreotide product, a treatment for acromegaly and neuroendocrine tumours (NET) based on the Company's unique polymer microsphere technology, Q-Sphera™ for sustained drug delivery.

Following consultations with key opinion leaders, regulators, and potential partners, the Company plans to develop MTD201 as a new differentiated product for the treatment of acromegaly and NETs. Midatech has determined that the product characteristics uniquely conferred by Q-Sphera support this positioning of MTD201 to provide the most valuable, de-risked development programme for the Company. A key factor underpinning this decision is the significant competitive advantage and value added as a result of Midatech’s Q-Sphera sustained release technology. The technology has patent protection into the 2030’s.

As previously reported, the pharmacokinetic and pharmacodynamic profile of MTD201 established in Midatech's 2018 Phase I exploratory study versus market leading Novartis’ Sandostatin LAR (SLAR) delivered favourably on the target profile requirements needed compared to current marketed long-acting somatostatin analogues. Additional advantages demonstrated in the study include smaller, less painful needle size, simpler and error free reconstitution and injection, quicker bedside reconstitution (taking less than 10 minutes versus up to 40 minutes for SLAR), reduced wastage and significantly lower manufacturing costs.

Midatech expects further competitive advantages to be leveraged in a differentiated MTD201 product versus other players in the market, such as SLAR, to be:

-	subcutaneous, rather than intramuscular, dosing. This is more convenient for patients, allows the potential for self-administration at home rather than having to come into the clinic, and is less painful to patients;
-	longer dosing intervals up to 6 weeks, as opposed to 4 weeks for other products; and
-	higher doses of up to 60mg compared to current 30mg doses. This means only a single injection is required for higher doses, compared to current octreotide products that require multiple doses that are both painful and very costly.

The next phase of clinical development for MTD201 as a differentiated product is scheduled to commence in H2 2019 to support a first indication in acromegaly. The pivotal registration study in acromegaly patients will seek to compare MTD201 versus placebo and is planned to commence early 2020 following receipt of approval by regulators. Prior to this, Midatech plans a short Phase I study to look to confirm the use of the sub-cutaneous route in the pivotal trial, which the Company believes will provide further significant advantages, as outlined above. The pivotal program, the costs of which are expected to be in-line with the previously stated budget expectations as outlined on 4 February 2019, is expected to conclude in 2021 and, subject to a successful outcome and expected completion on commercial scale-up of MTD201 production at the Company’s manufacturing facility in Bilbao, Midatech plans to submit marketing authorisation applications the same year. Subject to funding, a pivotal registration programme to support a second indication in NET is expected to commence in H1 2020.

Commenting, Midatech's Chief Executive Officer, Dr Craig Cook, said: " We are delighted to be able to lay out our roadmap to bring MTD201 to market. Building on the exciting Phase I data and further leveraging the full potential of the Q-Sphera differentiating technology promises a compelling product opportunity for MTD201. The development path has been finalised in close collaboration with our distinguished advisory board, and we believe we have a clear path to potential commercialisation. We look forward to providing regular updates as the development programme progresses.”

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Graham Herring / Tim Metcalfe / Heather Armstrong

Tel: +44 (0)20 3709 5700

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve otherwise insoluble drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech’s headquarters and R&D facility is in Cardiff, UK, with a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals, and milestones, our ability to successfully test, manufacture, produce or commercialise products for conditions using our drug delivery platforms, the ability for products in development, including MTD201, to achieve positive clinical results, the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the associated costs of such studies, trials or submissions, and other economic, business and/or competitive factors. The risks included are not exhaustive. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.